UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Nouveau Monde Graphite Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

66979W842
(CUSIP Number)

Investissement Québec
1195, avenue Lavigerie, Bureau 060
Québec, Québec G1V 4N3
418 643-5172
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Investissement Québec
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Québec, Canada
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 5,795,991
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,795,991
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,795,991
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5%
14.	Type of Reporting Person: CO

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common shares (the “Common Shares”) of Nouveau Monde Graphite Inc., a Canadian company (the “Issuer”), whose principal executive offices are located at 331 rue Brassard, Saint-Michel-des-Saints, Québec Canada J0K 3B0.

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D is filed by Investissement Québec (the “Reporting Person”).  The Reporting Person’s principal business is engaging in private financing that favors projects with good return on investment prospects and that are structural to the Quebec economy.  The principal business address of the Reporting Person is 1001, boulevard Robert-Bourassa, Bureau 1000, Montréal, Québec H3B 4L4.

Information regarding each director and executive officer of the Reporting Person is set forth on Schedule I attached hereto.

(d) Neither the Reporting Person nor, to the best of its knowledge, any of its executive officers or directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Neither the Reporting Person nor, to the best of its knowledge, any of its executive officers or directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
The Reporting Person acquired the securities reported herein as directly held by it for an aggregate purchase price of C$31,903,436.35. The Reporting Person used its working capital to acquire such securities.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Issuer's Common Shares for investment purposes and may, under certain conditions, including market conditions, increase or decrease its beneficial ownership or control of the Issuer's Common Shares, including through market transactions, private agreements, new issuances or the exercise of convertible securities.

Daniel Buron, a consultant of the Reporting Person, serves as a member of the Board of Directors of the Issuer (the “Board”) and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) Item 4 of Schedule 13D.
Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change its position and/or change its purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.
(a) – (b) Calculations of the percentage of Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 55,214,717 Common Shares outstanding as of March 16, 2022, as reported on the Issuer’s website.

The aggregate number and percentage of Shares beneficially owned by the Reporting Person and, for the Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
(c) Except as described in this Schedule 13D, neither the Reporting Person nor, to the best of its knowledge, any of its executive officers or directors, has effected any transactions in Common Shares since May 24, 2021 (60 days prior to July 23, 2021).
(d) To the best knowledge of the Reporting Person, no one other than the Reporting Person, or its partners, members, affiliates or shareholders of such persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Person.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Materials to be Filed as Exhibits

Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 30, 2022

INVESTISSEMENT QUÉBEC

By:	/s/ Marie-France Paré
Name:	Marie-France Paré
Title:	Staff member of the Senior Vice President, Legal Affairs and Corporate Secretary

SCHEDULE I

Executive Officers and Directors of Investissement Québec

The name and principal occupation of each director and executive officer of Investissement Québec are set forth below. The address for each person listed below is c/o Investissement Québec, 1195, avenue Lavigerie, Bureau 060, Québec, Québec G1V 4N3. All executive officers and directors listed are not United States citizens.
OFFICERS:

Name	Present Principal Occupation or Employment
Guy Leblanc	President and Chief Executive Officer
Hubert Bolduc	Senior Vice-President, Foreign Direct Investment and Exports
Sylvain Gendron	Senior Vice-President, Legal Affairs and Corporate Secretary
Bicha Ngo	Senior Executive Vice President, Private Equity
Sylvie Pinsonnault	Senior Vice President, Business Strategies and Solutions
Christian Settano	Senior Vice President, Finance, Risk Management and Business Technology
Jocelyn Beauchesne	Senior Vice-President, Regional Network
Marie Zakaib	Senior Vice President, Human Resources and Internal Communications
Frédéric Grenon Assal	Director, Legal Affairs and Governance and Secretary

DIRECTORS:

Name	Present Principal Occupation or Employment
Louise Sanscartier	Acting Chairman of the Board – Governance Consultant and Corporate Director
David Bahan	Director - Deputy Minister of the Ministry of Economy and Innovation
Anne Bourhis	Independent Director – Human Resources Management Professor, HEC Montréal
Madeleine Féquière	Independent Director – Director and Corporate Credit Chief, Domtar
Jean Gattuso	Director – President and Chief Operating Officer, Industries Lassonde Inc.
Louis-Daniel Gauvin	Independent Director – Corporate Director
Manon Genest	Independent Director – Founding partner, TACT Intelligence-conseil
Éloïse Harvey	Director – President, Mecfor Inc.
Maxie Lafleur	Independent Director – President and CEO of Bus.com
Guy Leblanc	Director – President and Chief Executive Officer, Investissement Québec
Monette Malewski	Independent Director – President and Chief Executive Officer, M. Bacal Group
Claudine Roy	Independent Director – President and Chief Executive Officer, Gestion immobilière Gaspé
Marie-Soleil Tremblay	Independent Director – Full Professor, École Nationale d’Administration Publique (ÉNAP)

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Common Shares.